UNITED STATES
                      SECURITIES.ANI) EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               RailAmerica, Inc.
                    ----------------------------------------
                                (Name of Issuer)
                                  Common Stock
    -----------------------------------------------------------------------
                         (Title of Class of Securities)
                                  750753-10-5
                         ------------------------------
                                 (CUSIP Number)

                                 John C. Drake
                      Drake, Goodwin & Co. (Bermuda) Ltd.
                                  Cedar House
                                41 Cedar Avenue
                                 Hamilton HM12
                                    Bermuda
                                 (809) 295-244
 -----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                      12/16/96
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d - 1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d - 7) Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d -1 (a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         1          Name of Reporting Person
                  S.S. of I.R.S.  Identification No. of Above Person
--------------------------------------------------------------------------------
         2           Check the Appropriate Box if a Member of a Group
                                                                      (a)  /  /
                                                                      (b)  /  /
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         3        SEC Use Only
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         4        Source of Funds           WC
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         5        Check Box if Disclosure of Legal Proceedings
                  is Required Pursuant to Items 2(d) or 2(e)
                                                                           [ ]
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         6        Citizenship or Place of Organization
                                     BERMUDA
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Number of            7     Sole Voting Power         353,600
--------------------------------------------------------------------------------
Shares               8     Shared Voting Power                       0
--------------------------------------------------------------------------------
Beneficially        9      Sole Dispositive Power    353,600
Owned by Each
--------------------------------------------------------------------------------
Reporting Person 10    Shared Dispositive Power              0
         With
-------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting
                  Person                    353,600
--------------------------------------------------------------------------------
         12       Check Box if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                [  ]
--------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11)
                           5.78% of shares of Common Stock.
--------------------------------------------------------------------------------
         14       Type of Reporting Person IV
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 - 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.  Security and Issuer

     This statement related to the Common Stock, par value $.001 per share (the "Common Stock") of RailAmerica, Inc., a Delaware corporation (the "Issuer"). The address of the principle executive office of the Issuer is 301 Yamato Road, Suite 2222, Boca Raton, Florida, 33431.

ITEM 2.  Identity and Background

     This schedule is being filed by Drake, Goodwin & Co. (Bermuda) Ltd. ("drake, Goodwin"), a Bermuda Corporation. Drake, Goodwin's principal office is located is located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. Drake, Goodwin's principal business is investments.

     Set forth in Schedule A, which is attached hereto and incorporated by reference, is the name, citizenship and present principal occupation or employment of each of the executive officers and directors of Drake, Goodwin.

     During the last five years, neither Drake, Goodwin nor, to the best knowledge of Drake, Goodwin, any executive officer, director or controlling person of Drake, Goodwin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During  the last  five  years,  neither  Drake,  Goodwin  nor,  to the best knowledge of Drake, Goodwin, any executive officer, director or controlling person of Drake, Goodwin has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The shares of Common Stock owned by Drake, Goodwin were purchased by Drake,
Goodwin  for  an  aggregate  cash  consideration  of  $102,500.00,   including
brokerage commissions, using funds constituting working capital of Drake, Goodwin.

Item 4.  Purpose of Transaction.

     Drake, Goodwin purchased the shares of Common Stock reported herein in order to obtain an equity interest in the Issuer. Drake, Goodwin is presently considering the acquisition of additional shares of Common Stock (subject to market conditions and any required filings with governmental authorities) in privately negotiated or open-market transactions. Depending upon Drake,
Goodwin's evaluation of the Issuer's business and prospects and upon future developments, market conditions and alternative investment opportunities and uses of funds, Drake, Goodwin may determine to increase, decrease or dispose of its holdings of shares of Common Stock in one or more privately negotiated or open-market transactions or otherwise on such terms and at such times as Drake, Goodwin considers desirable.

     Other than as described above, Drake, Goodwin has no present plans or proposals that relate to or would result in any of the actions set forth in sub-paragraphs (a) - (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

     As of the close of business on December 16,1996,Drake, Goodwin beneficially owned 353,600 shares of Common Stock.Such shares constituted approximately 5.78% of the outstanding shares of Common Stock outstanding as set forth in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 1996.

     Set forth in Schedule B, which is attached hereto and incorporated by reference, is a schedule of all transactions in shares of Common Stock effected by Drake, Goodwin during the past 60 days. In each case, the transaction was effected by Drake, Goodwin on the Nasdaq national Market through normal brokerage transactions. Except as described above, neither Drake, Goodwin nor, to the best knowledge of Drake, Goodwin, any executive officer, director or controlling person of Drake, Goodwin owns beneficially any shares of common stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Drake, Goodwin nor, to the best knowledge of Drake, Goodwin, any executive officer, director or controlling person of drake, Goodwin has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

      None


Signature

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  December 16, 1996


BY:    DRAKE, GOODWIN & CO.  (BERMUDA) LTD.
       /s/ John C. Drake
       ------------------------------------
       Name:  John C. Drake
       Title:  President

Schedule A

Directors and Executive Officers of Drake, Goodwin & Co. (Bermuda) Ltd.

     Set forth below are the name, business, address and present principal occupation or employment and citizenship of each director and executive officer of Drake, Goodwin.


====================================================================================================================================
Name and Business                   Present Principal Occupation                Citizenship
Address                                     or Employment
------------------------------------------------------------------------------------------------------------------------------------
John C. Drake...................... Mr. Drake is President and a Director       Canadian
Drake, Goodwin & Co.  (Bermuda)     of Drake, Goodwin & Co. (Bermuda) Ltd.
Ltd.
140 Fullerton Avenue, Suite 2004
London, Ontario, N6A 5P2
Canada
------------------------------------------------------------------------------------------------------------------------------------
Christopher Goodwin.................Mr. Drake is Vice President and a           Canadian
Drake, Goodwin & Co. (Bermuda) Ltd. Director of Drake, Goodwin & Co.
140 Fullerton Avenue, Suite 2004    (Bermuda) Ltd.
London, Ontario, N6A 5P2
Canada
------------------------------------------------------------------------------------------------------------------------------------
Peter Bubenzer......................Mr. Bubenzer is a Director of Drake,        Bermuda
Appleby, Spurling & Kemp            Goodwin & Co. (Bermuda) Ltd. and
Cedar House                         a lawyer with the firm of Appleby,
41 Cedar Avenue                     Spurling & Kemp, Hamilton, Bermuda
Hamilton, HM12, Bermuda
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Timothy J. Counsell.................Mr. Cousell is the secretary and a          Bermuda
Appleby, Spurling & Kemp            Director of Drake, Goodwin & Co.
Cedar House                         (Bermuda) Ltd. and a lawyer with the
41 Cedar Avenue                     firm of Appleby, Spurling & Kemp,
Hamilton, HM12, Bermuda             Hamilton, Bermuda
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

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

Date                             NO. of Shares                       Purchase Price Per Share
------------------------------------------------------------------------------------------------------------------------------------
12/16/96                            20,000                                      $5.125
